Exhibit 99.1

FLY Leasing Declares Third Quarter Dividend

of $0.22 Per Share

DUBLIN, Ireland, October 15, 2013 – FLY Leasing Limited (NYSE: FLY) (“FLY”), a leading global lessor of modern commercial jet aircraft, today announced that it has declared a quarterly cash dividend of $0.22 per common share for the third quarter of 2013. The dividend will be paid on November 19, 2013 to shareholders of record on October 30, 2013.

FLY has declared 24 consecutive quarterly cash dividends since it went public on the NYSE in 2007.

U.S. shareholders in FLY have been able to avail of a service provided by Globetax to receive dividends gross of Irish withholding taxes. Globetax has previously charged shareholders $0.003 per share to provide this service. Starting with the dividend payable in November 2013, this fee will be $0.005 per share. Shareholders may opt out of this service and are free to make other arrangements to reclaim such withholding taxes.

About FLY

FLY acquires and leases modern, high-demand and fuel-efficient commercial jet aircraft under multi-year operating lease contracts to a diverse group of airlines throughout the world. FLY is managed and serviced by BBAM LP, one of the world’s leading aircraft lease managers with more than 20 years of experience. For more information about FLY, please visit our website at www.flyleasing.com.

Cautionary Statement Regarding Forward-Looking Statements

This press release contains certain “forward—looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by words such as “expects,” “intends,” “anticipates,” “plans,” “believes,” “seeks,” “estimates,” “will,” or words of similar meaning and include, but are not limited to, statements regarding the outlook for FLY’s future business and financial performance. Forward-looking statements are based on management’s current expectations and assumptions, which are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Actual outcomes and results may differ materially due to global political, economic, business, competitive, market, regulatory and other factors and risks. FLY expressly disclaims any obligation to update or revise any of these forward-looking statements, whether because of future events, new information, a change in its views or expectations, or otherwise.

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Contact:

Matt Dallas

FLY Leasing Limited

+1 203-769-5916

ir@flyleasing.com